Filed Pursuant to Rule 433

Registration No. 333-165543

Final Term Sheet

June 11, 2012

U.S.$ 2,000,000,000

AT&T Inc.

U.S.$1,150,000,000 1.700% GLOBAL NOTES DUE 2017

U.S.$850,000,000 3.000% GLOBAL NOTES DUE 2022

ISSUER:	AT&T Inc.

TITLE OF SECURITIES:	1.700% Global Notes due 2017 (the “Global Notes due 2017”) and 3.000% Global Notes due 2022 (the “Global Notes due 2022” and, together with the Global Notes due 2017, the “Notes”)

TRADE DATE:	June 11, 2012

SETTLEMENT DATE (T+3):	June 14, 2012

MATURITY DATE:	June 1, 2017, at par, for the Global Notes due 2017 February 15, 2022, at par, for the Global Notes due 2022

AGGREGATE PRINCIPAL AMOUNT OFFERED:	Global Notes due 2017: $1,150,000,000 Global Notes due 2022: $850,000,000

PRICE TO PUBLIC (ISSUE PRICE):	Global Notes due 2017: 99.806% Global Notes due 2022: 100.432%

GROSS SPREAD:	Global Notes due 2017: 0.350% Global Notes due 2022: 0.450%

PRICE TO AT&T INC.:	Global Notes due 2017: 99.456% Global Notes due 2022: 99.982%

NET PROCEEDS:	Global Notes due 2017: $1,143,744,000 Global Notes due 2022: $858,417,833.33 (includes accrued interest of $8,570,833.33)

UNDERWRITERS’ REIMBURSEMENT OF AT&T INC.’S EXPENSES:	Underwriters to reimburse $500,000 of AT&T Inc.’s expenses.

USE OF PROCEEDS:	General corporate purposes, including the repayment of maturing debt.

INTEREST RATE:	Global Notes due 2017: 1.700% per annum Global Notes due 2022: 3.000% per annum

INTEREST PAYMENT DATES:	Global Notes due 2017: Semiannually on each June 1 and December 1, commencing on December 1, 2012 Global Notes due 2022: Semiannually on each February 15 and August 15, commencing on August 15, 2012

ACCRUED INTEREST:

Global Notes due 2022: The Global Notes due 2022 will be part of the same series of notes as the $1,000,000,000 aggregate principal amount of 3.000% notes due 2022 issued and sold by AT&T Inc. on February 13, 2012.

The Issue Price of the Global Notes due 2022 does not include accrued interest from February 13, 2012, which is payable by the purchasers.

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:	At any time in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the Global Notes due 2017 or the Global Notes due 2022, as applicable, to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 15 basis points for the Global Notes due 2017 and at a rate equal to the sum of the Treasury Rate plus 20 basis points for the Global Notes due 2022.

REDEMPTION FOR CHANGES IN TAX LAW:	In whole, but not in part, if AT&T becomes obligated, or if there is a substantial probability that AT&T will become obligated, to pay additional amounts to holders of the Notes as a result of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed together with interest accrued thereon to the date fixed for redemption.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of November 1, 1994, between AT&T Inc. and The Bank of New York Mellon, as trustee. The Notes will be AT&T Inc.’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: A2 (Stable), S&P: A- (Stable), Fitch: A (Stable)

JOINT BOOKRUNNERS:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC

CUSIP NUMBERS:	Global Notes due 2017: 00206R BF8 Global Notes due 2022: 00206R BD3

ISIN NUMBERS:	Global Notes due 2017: US00206RBF82 Global Notes due 2022: US00206RBD35

ALLOCATION:

Underwriters	Principal Amount of 2017 Notes		Principal Amount of 2022 Notes
Citigroup Global Markets Inc.	U.S.$	299,000,000	U.S.$	221,000,000
J.P. Morgan Securities LLC		299,000,000		221,000,000
Wells Fargo Securities, LLC		299,000,000		221,000,000
Comerica Securities, Inc.		57,500,000		42,500,000
Mizuho Securities USA Inc.		57,500,000		42,500,000
CastleOak Securities, L.P.		34,500,000		25,500,000
Lebenthal & Co., LLC		34,500,000		25,500,000
Muriel Siebert & Co., Inc.		34,500,000		25,500,000
Samuel A. Ramirez & Company, Inc.		34,500,000		25,500,000

Total	U.S.$	1,150,000,000	U.S.$	850,000,000

Total		U.S.$ 2,000,000,000

REFERENCE DOCUMENT:	Prospectus Supplement, dated June 11, 2012; Prospectus, dated March 18, 2010.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CITIGROUP GLOBAL MARKETS INC. AT 1-877-858-5407 (TOLL FREE), J.P. MORGAN SECURITIES LLC AT 1-212-834-4533 (COLLECT) OR WELLS FARGO SECURITIES, LLC AT 1-800-326-5897 (TOLL FREE) OR CMCLIENTSUPPORT@WELLSFARGO.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.